Form 1-U

Current Report Pursuant to Regulation A

American Homeowner Preservation 2015A+, LLC

440 S. LaSalle Street, Suite 1110

Chicago, Illinois 60605

(866) AHP-TEAM

www.ahpfund.com

July 25, 2018

Item 9.        Other Events

AHP Servicing Line of Credit Facility

American Homeowner Preservation 2015A+, LLC, a limited liability company organized under the laws of the State of Delaware (the “Company”), has provided a One Million Dollar ($1,000,000.00) unsecured line of credit to AHP Servicing LLC, a Delaware limited liability company (“AHP Servicing”), pursuant to an Unsecured Line of Credit Promissory Note dated July 19, 2018, a copy of which is attached hereto as Exhibit 1U-6. The line of credit has a term of eighteen (18) months, and amounts drawn down under the line of credit will bear interest at the rate of twenty percent (20.0%) per year. The amount drawn down under the line of credit, together with accrued interest, is due and payable in a single lump sum payment at maturity.

About AHP Servicing

AHP Servicing was established in 2017 by the Company’s founder, Jorge P. Newbery. It is a start-up company developing a “high touch” special mortgage loan servicing business, that will primarily service defaulted mortgage loans secured by single-family residential properties. AHP Servicing will also invest in and service pools of defaulted mortgage loans, as well as acquire mortgage servicing rights.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Homeowner Preservation 2015A+, LLC

By: /s/ DeAnn O’Donovan
DeAnn O’Donovan, President & CEO

Date: July 25, 2018